SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

16 May 2016

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

16 May 2016

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

Group Chief Executive Acquisition of Shares
As described in the Summary Remuneration Announcement published on 25 February 2016 and disclosures in the 2015 Annual Report and Accounts published on 8 March 2016, the Group Chief Executive's 4 per cent additional increase in base salary is delivered monthly in Shares and the Shares will be held until the Government has sold its shareholding in the Group.

In this respect, the Group was notified on 16 May 2016 that, after the settlement of income tax liabilities and National Insurance contributions, 2,873 Shares were acquired on 16 May 2016 on behalf of António Horta-Osório in respect of his May 2016 salary. The acquisition price was 65.7509 pence per Share.

Group Chief Executive Deferred Bonus Award for 2012 Performance
The Group further announces that António Horta-Osório, today acquired, after the settlement of income tax and National Insurance contributions, 1,437,096 Shares (for nil consideration) following the vesting of his 2012 Deferred Bonus Award. The Group Chief Executive is required to hold the Shares for a further two years until 26 March 2018.

The Group Chief Executive's bonus for 2012 performance, awarded in March 2013, was deferred into Shares (Deferred Bonus Award) for a period of five years from March 2013 with vesting possible after three years subject to the Group's share price reaching 73.6 pence for a given period of time, or the UK Government selling at least 33 per cent of its shareholding in the Group at prices above 61 pence, in either case at any time during the five years following grant.  The share price condition was satisfied on 20 November 2013 and accordingly the Deferred Bonus Award has vested.

These disclosures are made pursuant to the Financial Conduct Authority's Disclosure and Transparency Rule 3.1.4.  The transactions took place in the UK and the Shares are listed on the London Stock Exchange.

ENQUIRIES:

Investor Relations
Douglas Radcliffe                                                             +44 (0) 20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                         +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Group Investor Relations Director

Date: 16 May 2016